UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

VEDANTA LIMITED

(Name of Subject Company)

VEDANTA LIMITED

(Name of Person(s) Filing Statement)

Equity shares, par value Re. 1 per equity share

(Title of Class of Securities)

92242Y100

(CUSIP Number of Class of Securities)

Vedanta Limited

Attention: Ms. Prerna Halwasiya

1st Floor, ‘C’ Wing, Unit 103

Corporate Avenue, Atul Projects, Chakala,

Andheri (East), Mumbai – 400 093

Tel. No.: +91 22 6643 4500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Rajiv Gupta

Paul Dudek

William Hackett

Latham & Watkins LLP

555 Eleventh St. NW

Washington, DC 20004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

Name and Address. The name of the subject company is Vedanta Limited, a public limited company under the laws of India (the “Company”). The address of the registered office of the Company is 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai – 400 093, India, and the telephone number of such office is +91 22 6643 4500.

Securities. The titles of the classes of securities to which this Schedule 14D-9 relates are the equity shares, par value Re. 1 per equity share (the “Equity Shares”), issued by the Company. In addition, the Company has outstanding American Depositary Shares, each representing four Equity Shares (the “ADSs”). The Equity Shares are listed in India on the National Stock Exchange of India Limited and the BSE Limited. The ADSs are listed on the New York Stock Exchange.

As of March 8, 2021, there were 3,717,504,871 Equity Shares outstanding. As of March 8, 2021, 2021, there were 40,073,311 ADSs outstanding, which can be converted into 160,293,244 Equity Shares representing 4.31% of the Voting Share Capital (as defined below).

The holders of Equity Shares are not entitled to withdrawal rights in connection with the Open Offer.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address. This Schedule 14D-9 is being filed by the Company, whose name, business address and business telephone number are set forth in Item 1 above and which are incorporated herein by reference.

Tender Offer. This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates to the voluntary open offer for acquisition of 651,000,000 Equity Shares, representing to 17.51% of the fully diluted voting share capital of the Company (“Voting Share Capital”) from the public shareholders of the Company by Vedanta Resources Limited, a private limited company, incorporated under the laws of the United Kingdom (the “Acquirer”), along with Twin Star Holdings Limited, a company incorporated under the laws of Mauritius (“PAC 1”), Vedanta Holdings Mauritius Limited, a company incorporated under the laws of Mauritius (“PAC 2”) and Vedanta Holdings Mauritius II Limited, a company incorporated under the laws of Mauritius (“PAC 3”, together with PAC 1 and PAC 2 to be referred to as “PACs”), in their capacity as the persons acting in concert with the Acquirer (the “Open Offer”). The Acquirer and the PACs are sometimes referred to collectively in this Solicitation/Recommendation Statement as the “Acquirers”.

The Acquirers are making this Open Offer in accordance with the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 and subsequent amendments thereto (“SEBI (SAST) Regulations”). Pursuant to (i) a public announcement dated January 9, 2021 (filed with the SEC on a Form 6-K on January 11, 2021) (the “Public Announcement”), as amended by that certain corrigendum to Public Announcement dated January 14, 2021 (filed with the SEC on a Form 6-K on January 15, 2021) (“Corrigendum to Public Announcement”), (ii) a detailed public statement dated January 15, 2021 (“Detailed Public Statement”), (iii) a draft letter of offer dated January 19, 2021 (“Draft Letter of Offer”), (iv) a corrigendum to detailed public statement and draft letter of offer published on February 18, 2021 (“Corrigendum to Detailed Public Statement and Draft Letter of Offer”), and (v) the announcement cum corrigendum to PA, DPS and DLOF published on March 17, 2021 (“Announcement cum Corrigendum”), the Acquirers announced the Open Offer. Initially, the Open Offer was made for the acquisition of up to 371,750,500 Equity Shares, representing 10% of the Voting Share Capital at an offer price of INR 160 (Indian Rupees One Hundred and Sixty only) per Equity Share payable in cash. However, the Acquirers increased (a) the offer size to acquire up to 651,000,000 Equity Shares, representing 17.51% of the Voting Share Capital; and (b) the offer price to INR 235 (Indian Rupees Two Hundred and Thirty Five), the details of which are set out in the Letter of Offer (as defined below). The Open Offer is being made upon the terms and subject to the conditions set forth in a Letter of Offer, dated March 16, 2021 (the “Letter of Offer”), which is included as an exhibit to the Acquirers’ tender offer statement on Schedule TO, dated March 17, 2021 (the “Schedule TO”).

According to the Schedule TO:

•

Vedanta Resources Limited (the “Acquirer”) is a private limited company, incorporated under the laws of United Kingdom with its registered office at 8th Floor, 20 Farringdon Street, London, EC4A 4AB. The Acquirer was incorporated on April 22, 2003.

•

Twin Star Holdings Limited (“PAC 1”) is a private limited company incorporated under the laws of Mauritius with its registered office at c/o IQ EQ Corporate Services (Mauritius) Limited, 33 Edith Cavell Street, Port Louis 11324, Mauritius. PAC 1 was incorporated on January 12, 1993. PAC 1 holds 1,379,377,457 Equity Shares (representing 37.11% of the Voting Share Capital).

•

Vedanta Holdings Mauritius Limited (“PAC 2”) is a private limited company incorporated under the laws of Mauritius with its registered office at c/o Amicorp (Mauritius) Limited, 6th Floor, Tower 1, Nexteracom Building, Ebene, Mauritius. PAC 2 was incorporated on June 29, 2020.

•

Vedanta Holdings Mauritius II Limited (“PAC 3”) is a private limited company incorporated under the laws of Mauritius with its registered office at c/o Amicorp (Mauritius) Limited, 6th Floor, Tower 1, Nexteracom Building, Ebene, Mauritius. PAC 3 was incorporated on June 29, 2020. PAC 3 holds 185,000,000 Equity Shares (representing 4.98% of the Voting Share Capital).

Conclave PTC Limited is a private trustee, with its business address at c/o Higgs & Johnson, Ocean Center, East Bay Street, Montagu Foreshore, Nassau, Bahamas.

•

The Acquirer owns directly or indirectly 100% of the PACs. The Acquirer is a wholly owned subsidiary of Volcan Investments Limited. Volcan Investments Limited is wholly owned by the Anil Agarwal Discretionary Trust. The sole trustee of the Anil Agarwal Discretionary Trust is Conclave PTC Limited. Conclave PTC Limited controls all voting and investment decisions of the Anil Agarwal Discretionary Trust, and is the person ultimately in control of the Acquirer and the PACs. Mr. Anil Agarwal, the Executive Chairman of the Acquirer and protector of the Anil Agarwal Discretionary Trust, may be deemed to have beneficial ownership of securities that are beneficially owned by the Anil Agarwal Discretionary Trust and since October 16, 2014, Mr. Anil Agarwal is one of the beneficiaries of the Anil Agarwal Discretionary Trust.

The Company does not take any responsibility for the accuracy or completeness of any information described herein contained in the Schedule TO, including information concerning the Acquirer or any of its affiliates, officers or directors or any failure by the Acquirer to disclose events or circumstances that may have occurred and may affect the accuracy or completeness of such information.

Copies of Public Announcement, Corrigendum to Public Announcement, Detailed Public Statement, Corrigendum to Detailed Public Statement and Draft Letter of Offer, Draft Letter of Offer, Announcement cum Corrigendum, the Letter of Offer (including Form of Acceptance) and the Notice of Open Offer are available or will be available on the website of SEBI (www.sebi.gov.in).

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as described in this Item 3, to the Company’s knowledge, there is no material agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) the Acquirer, the PACs or any of their executive officers, directors or affiliates.

Mr. Anil Agarwal, Executive Chairman and Director of the Acquirer, is the Non-Executive Chairman and Director of the Company. Mr. Navin Agarwal, Executive Vice-Chairman and a Director on the board of directors of the Acquirer, is the Executive Vice-Chairman and a director on the board of directors of the Company. Mr. GR Arun Kumar, the Chief Financial Officer of the Acquirer, is the Whole-Time Director and Chief Financial Officer of the Company and holds 8,000 Equity Shares. As previously disclosed, Mr. Kumar has notified the Company of his resignation from these positions, to be effective at a point in the future to be announced in due course. See Form 6-K filed on February 23, 2021 and www.bseindia.com and www.nseindia.com for notices on file with BSE and NSE.

Certain related party transactions with the Company are disclosed in the annual report of the Company filed on Form 20-F on September 15, 2020 and incorporated herein by reference, and disclosures made by the Company to the stock exchanges under Regulation 23(9) the SEBI (LODR) Regulations.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Solicitation or Recommendation. The Committee of Independent Directors of the Company (the “IDC”) is of the opinion that the offer price of INR 235 (“Offer Price”) per Equity Share is in accordance with the applicable regulations of the SEBI (SAST) Regulations and, accordingly, the Open Offer can be considered to be fair and reasonable. Even though the IDC has determined that the Open Offer can be considered to be fair and reasonable, the IDC has not made a recommendation as to whether shareholders of the Company should tender their Equity Shares in response to the Open Offer. The IDC is comprised of Mr. UK Sinha, Mr. Mahendra Kumar Sharma, Mr. K Venkataramanan, and Ms. Padmini Somani, each of whom is independent under applicable law. The IDC unanimously reached these determinations at a meeting of the IDC held on March 17, 2021.

Reasons. The Open Offer presents shareholders of the Company with a choice between selling all or a portion of their Equity Shares at the Offer Price, or retaining their Equity Shares and/or ADSs and continuing as shareholders in the Company. Following the completion of the Open Offer, the Equity Shares will remain listed in India on the National Stock Exchange of India Limited (“NSE”) and the BSE Limited (“BSE”) and the ADSs will remain listed in the U.S. on the New York Stock Exchange. To the Company’s knowledge, the Acquirer has not announced any intention to seek to delist the Equity Shares or ADSs. Shareholders who wish to continue as investors in the Company will therefore continue to have that opportunity.

The IDC has reviewed the Public Announcement, Corrigendum to Public Announcement, Detailed Public Statement, Draft Letter of Offer, Corrigendum to Detailed Public Statement & Draft Letter of Offer, Announcement cum Corrigendum and the Letter of Offer issued on behalf of the Acquirer and the PACs. The recommendation of the IDC set out above, is based on the facts that the Offer Price:

•	is in accordance with regulation 8(2) of the SEBI (SAST) Regulations;

•

is higher than the volume-weighted average price paid or payable for acquisitions by the Acquirer and/or the PACs during the 52 weeks immediately preceding the date of the Public Announcement (which was INR 159.94);

•

is higher than the highest price paid or payable for any acquisition by the Acquirer and/ or the PACs during the 26 weeks immediately preceding the date of the Public Announcement (which was INR 159.96);

•

is higher than the volume-weighted average market price of the Equity Shares, for a period of 60 trading days immediately preceding the date of the Public Announcement as traded on the stock exchange where the maximum volume of trading in the Equity Shares of the Company has been recorded during such period (which was INR 130.05); and

•

includes interest of INR 1.29 (Indian Rupee One and Twenty Nine Paise only) per Equity Share computed at 10% per annum calculated for a period of delay of 20 days from April 6, 2021 (being the last date for payment of consideration to the public shareholders whose Equity Shares would have been validly tendered and accepted in the Open Offer given SEBI’s observations on the Draft Letter of Offer were received on February 16, 2021) till April 26, 2021 (being the last date by which the actual payment of consideration is required to be made to public shareholders whose Equity Shares are validly tendered and accepted in the Open Offer).

The IDC noted that Shailesh Haribhakti & Associates, Chartered Accountants (FRN: 148136W) have certified the prices mentioned in bullets 3, 4 and 5 above.

Further, the members of IDC draw attention to the closing market price of the Equity Shares on the NSE and BSE as on March 16, 2021 being INR 226.50 per Equity Share and INR 226.55 per Equity Share, respectively, which is lower than the Offer Price.

The IDC is unable to predict, however, whether the trading price of the Equity Shares following the completion of the Open Offer - either in the near-term or long-term - will be above or below the cash price being offered in the Open Offer. The IDC believes that the Equity Share price may be affected by the full range of business trends, factors and risks described in the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on September 15, 2020. In addition, other factors might influence the Equity Share price, including the following:

•	volatility in the Indian and the global securities market;

•	volatility in the Indian Rupee’s value relative to the United States Dollar, the Euro and other foreign currencies;

•	the Company’s profitability, performance and perceptions in the securities market;

•	performance of the Company’s competitors, the perception in the market about investments in the sectors in which the Company operates, and performance of Indian companies in general;

•	sustainability of the liquidity in the market for the Company’s Equity Shares;

•	inclusion or exclusion of the Company in indices;

•	changes in the legal and regulatory framework applicable to the Company; and

•	any other political or economic factors.

In light of the foregoing variables, the IDC has not made a recommendation as to whether shareholders of the Company should tender their Equity Shares in response to the Open Offer or should retain their Equity Shares and remain shareholders in the Company. Each shareholder of the Company is urged to independently evaluate the Open Offer and take an informed decision about tendering the Equity Shares held by them in the Open Offer, and to consider the information presented in the Schedule TO, Letter of Offer and this Statement carefully, to consult his, her or its own financial, tax and legal advisors and to determine whether to tender Equity Shares in the Open Offer based upon his, her or its own investment objectives, risk profile, tax position and other relevant factors.

ITEM 5.	PERSONS/ ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to holders of Equity Shares concerning the Open Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

To the Company’s knowledge, other than as set forth above, there have been no transactions in the Equity Shares or the ADSs by the Company or by the Company’s directors, executive officers, affiliates and subsidiaries during the past 60 days.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Subject company negotiations. None.

ITEM 8.	ADDITIONAL INFORMATION

Other material information. None.

ITEM 9.	EXHIBITS.

Exhibit 1:	Recommendations of the Committee of Independent Directors of Vedanta Limited, dated March 17, 2021

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VEDANTA LIMITED

By:	/s/ Prerna Halwasiya
Name:	Prerna Halwasiya
Title:	Company Secretary & Compliance Officer
Date: March 18, 2021